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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                         MONEYGRAM PAYMENT SYSTEMS, INC.
                         -------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class of Securities)

                                    60891010
                                    --------
                                 (CUSIP Number)

                               Austin D. Kim, Esq.
                            Transamerica Corporation
                              600 Montgomery Street
                             San Francisco, CA 94111

                                 (415) 983-4000
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 24, 1997
                                ----------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b)for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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================================================================================
   1  Name of Reporting Person        TRANSAMERICA CORPORATION
      I.R.S. Identification No. of Above Person        94-0932740
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   2  Check the Appropriate Box if a Member of a Group
                                                                         (a) [ ]
                                                                         (b) [x]
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   3  SEC USE ONLY

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   4  Source of Funds
      WC
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   5  Check Box if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e)                                                  [ ]
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   6  Citizenship or Place of Organization
      Delaware
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                      7   Sole Voting Power                                -0-

     NUMBER OF        ----------------------------------------------------------
       SHARES         8   Shared Voting Power                         3,578,700*
    BENEFICIALLY          *See Note to Item 5
      OWNED BY        ----------------------------------------------------------
        EACH          9   Sole Dispositive Power                            -0-
     REPORTING
       PERSON         ----------------------------------------------------------
        WITH          10  Shared Dispositive Power                    3,578,700*
                          *See Note to Item 5
--------------------------------------------------------------------------------
  11 Aggregate Amount Beneficially Owned by Each Reporting Person 3,578,700* *See Note to Item 5
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  12  Check Box if the Aggregate Amount in row 11 Excludes Certain Shares* [ ]

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  13  Percent of Class Represented By Amount in Row 11                  21.53%

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  14  Type of Reporting Person       HC

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Transamerica Corporation hereby amends, as set forth below, its Statement on
Schedule 13D filed on February 10, 1997 (the "Statement") and last amended on August 19, 1997 (the "Amendment") relating to the Common Stock of MoneyGram Payment Systems, Inc. Capitalized terms used herein that are not otherwise defined shall have the meanings given to them in the Statement.

Item 5. Interest in Securities of the Issuer

        The response to Item 5 is amended and restated in its entirety as follows:

        (a), (b), (c) and (d) As of February 13, 1998, Transamerica directly owned 991,000 shares of Common Stock. According to the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, the number of shares of Common Stock outstanding as of November 1, 1997 was 16,625,000. Based on such information, the 991,000 shares of Common Stock directly owned by Transamerica represent approximately 5.96% of the class. Since the date of the Amendment, Transamerica has purchased 1,500 shares of Common Stock in an open-market transaction on October 16, 1997 at a price per share (excluding commissions) of $16.1875.

        Transamerica may be deemed to beneficially own an additional 2,587,700 shares, which, together with the 991,000 shares reported above, represent approximately 21.53% of the class. Such 2,587,700 shares are owned by direct and indirect subsidiaries of Transamerica that are eligible to file Schedule 13G pursuant to Rule 13d-1 and include 904,800 shares owned for the benefit of non-affiliate investment advisory clients of one of Transamerica's subsidiaries.

        Note: Management of the affairs of Transamerica's subsidiaries, including decisions respecting dispositions and/or voting of the shares of the Common Stock beneficially owned by such subsidiaries, resides in the respective officers and directors of the subsidiaries and is not directed by Transamerica or other subsidiaries. Accordingly, the filing of this Schedule 13D by Transamerica is not intended, and should not be deemed, as an acknowledgment of beneficial ownership or shared voting or dispositive power by Transamerica of the shares of the Common Stock beneficially owned by its subsidiaries, and such beneficial ownership or attribution of shared voting or dispositive power is expressly disclaimed.

        (e) Not applicable.

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                                    Signature

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 13, 1998

                                       TRANSAMERICA CORPORATION

                                       By /s/ RICHARD N. LATZER
                                          --------------------------------------
                                          Richard N. Latzer
                                          Senior Vice President and
                                          Chief Investment Officer